Exhibit 10.1
EXECUTIVE EMPLOYMENT AGREEMENT
     THIS AGREEMENT is effective as of the 1st day of May, 2008, by and between Cash America International, Inc., a Texas corporation (“CAI”); Cash America Management L.P., a wholly-owned subsidiary of CAI (“CAM”); and Daniel R. Feehan, an individual whose principal residence is in Fort Worth, Texas (“Executive”).
STATEMENT OF BACKGROUND
A.	CAM is a management company affiliated with CAI that, among other things, performs management and administrative services for CAI and its affiliates.

B.	From February of 2000 through the present, CAM has employed Executive for the purpose of serving in the capacity as its chief executive and, in that capacity, Executive has also performed the responsibilities of the President and Chief Executive Officer of CAI, all pursuant to the terms of several written employment agreements, the most recent being the Amended and Restated Executive Employment Agreement dated as of January 21, 2004, as amended from time to time thereafter (the “2004 Agreement”).

B.	Executive has excelled in Executive’s position and its attendant responsibilities, and CAM and CAI (collectively, “Cash America”) believe that (i) retaining Executive as the chief executive of CAM to, among other things, serve in the capacity as the President and Chief Executive Officer of CAI, and (ii) the benefits of Executive’s business experience, senior executive skills and leadership, are of material importance to Cash America and the CAI shareholders.

C.	CAM wishes to retain Executive through the term of this Agreement.

D.	To that end, the parties agree that the 2004 Agreement expired by its terms on April 30, 2008, and that the terms and conditions of this Agreement shall govern Executive’s employment by CAM for the purposes described herein beginning on May 1, 2008 (the “Effective Date”), and that this Agreement supersedes the 2004 Agreement and all prior agreements among the parties with respect to the employment, compensation and benefits of Executive.
STATEMENT OF AGREEMENT
     In consideration of the mutual promises contained in this Agreement and other good and valuable consideration, the sufficiency of which hereby is acknowledged, Cash America and Executive agree as follows:
1. Employment Status . CAM agrees to employ Executive and Executive agrees to serve as the chief executive of CAM, with the duties and responsibilities, and pursuant to the terms, set forth in this Agreement.
2. Term . Unless terminated sooner pursuant to the terms of this section or Section 5, the initial term of Executive’s employment under this Agreement will be for a five year term commencing as of the Effective Date and terminating on April 30, 2013 (the “Initial Term”). The Management Development and Compensation Committee (the “Compensation Committee”) of CAI’s Board of Directors (the “Board”) may extend the term of this Agreement for additional successive one year renewal terms commencing on the 5th anniversary of the Effective Date and on each subsequent anniversary of the Effective Date by notifying Executive in writing, at least 60 days before the expiration of the then current term, of its intention to extend this Agreement. The Initial Term described in this section and any such extensions of the Initial Term will be referred to in this Employment Agreement as the “Term”, and any 1-year period beginning on the Effective Date or any anniversary thereof will be referred to as a “Contract Year.”
3. Duties and Authority of Executive.
     (a) Responsibilities. During the Term, Executive will be employed by CAM as its chief executive and will additionally serve in the capacity of President and Chief Executive Officer of CAI. Executive’s duties and responsibilities will primarily consist of the performance of executive management and administrative services for CAM, which, among other things, provides management and administrative services to CAI and its affiliated companies. Executive’s duties and responsibilities will also include those described for the President and Chief Executive Officer in the CAI By-Laws or other formal documents of CAI, as such documents may be amended from time to time. Executive’s duties and responsibilities will also include such other or additional duties as may from time to time be assigned to Executive by the Board or any duly authorized committee thereof, provided such other or additional duties are consistent with the position of CAM’s chief executive and with the duties of the President and Chief Executive Officer of CAI. Executive will obey the lawful directions of the Board and any duly authorized committee thereof, and will use Executive’s best efforts to promote the interests of Cash America and to maintain and to promote the reputation thereof.
     (b) Standards. While employed hereunder, Executive will devote Executive’s full time, efforts, skills and attention to the affairs of Cash America and its affiliated companies in order that Executive will faithfully perform Executive’s duties and obligations hereunder. Executive will fulfill Executive’s duties and responsibilities as described in this section in a reasonable and appropriate manner in light of the policies and practices of Cash America and its affiliated companies and applicable laws and regulations. Executive will use Executive’s best efforts to preserve the business of Cash America and its affiliated companies, to keep available to Cash America and its affiliated companies the services of present, desired employees, and to preserve the business relations of Cash America and its affiliated companies with suppliers, distributors, customers and others. Executive will observe and fulfill proper standards of fiduciary responsibility attendant upon Executive’s service and office.
     (c) Avoidance of Conflicts. During the Term, Executive will not engage in any outside business or other activity detrimental to, or competitive with, the interests of Cash America or any of its affiliated companies, but otherwise may (i) engage in other businesses or activities, (ii) make personal, passive investments of Executive’s own funds, (iii) participate in customary civic and charitable activities, and (iv) serve on the boards of directors of other public or private companies. Notwithstanding the foregoing, Executive may not have any financial interest in any competitor of Cash America or its affiliated companies; provided, Executive may have such investments in Executive’s personal investment portfolio as long as Executive is the registered owner of less than 2 percent of the outstanding stock or securities of any such competitor of Cash America or its affiliated companies, and such stock or securities are registered and publicly traded on a national stock exchange of any country.
     (d) Location. The parties agree that during the Term, Executive will be based in Fort Worth, Texas, and may only be reassigned to another location that is mutually acceptable to Cash America and Executive.
4. Compensation and Benefits. Subject to the terms of this Agreement, Cash America will pay Executive, and Executive accepts as full compensation for all services to be rendered to Cash America pursuant to this Agreement, the compensation and benefits described below in this section.
     (a) Annual Base Salary. Executive’s initial base salary as of the Effective Date will be $700,000.00 per year (“Annual Base Salary”), payable in accordance with Cash America’s standard payroll practices and policies for senior executive officers, subject to such withholdings as required by law or as otherwise permissible under such practices or policies of Cash America. The Compensation Committee will review Executive’s Annual Base Salary at least annually with respect to each Contract Year, with a view to ascertaining the adequacy thereof, and the Compensation Committee may increase (but not decrease) Executive’s Annual Base Salary from time to time by an amount that, in the opinion of the Compensation Committee, is justified by Executive’s performance.
     (b) Bonuses and Other Incentive Compensation. As long as this Agreement is in effect, Cash America will maintain an Executive Compensation Program, and Executive will be eligible to participate therein, all in accordance with Cash America’s regular practices with respect to its senior executive officers. In addition, Executive will be eligible to receive any other cash bonuses under the CAI Senior Executive Bonus Plan and other incentive or other compensation plans or arrangements, as may be determined by the Compensation Committee from time to time for other senior executive officers and/or specifically for Executive.
     (c) Equity Compensation. Executive will be eligible to receive stock options, restricted stock, restricted stock units and other equity compensation, as may be determined by the Compensation Committee from time to time for other senior executive officers and/or specifically for Executive.
     (d) Employee Benefit Plans. Executive will be eligible to participate in the employee benefit plans, programs and policies (including any executive healthcare plan, executive life insurance program, and CAI’s Non-Qualified Savings and 401(k) plans) that are maintained by Cash America and that cover senior executive officers, all in accordance with the terms and conditions of such plans, programs and policies as in effect from time to time. In addition to the life insurance plan available to all executives of CAI generally, Cash America will pay all premiums on additional term life insurance coverage on Executive’s life with a death benefit of $2,000,000.00.
     (e) Disability. If Executive becomes Disabled (as defined below) before the end of the Term, Cash America will pay Executive an amount equal to Executive’s Annual Base Salary (at the rate of Executive’s Annual Base Salary in effect at the time Executive becomes Disabled and at the frequency and timing applicable from time to time under Cash America’s standard payroll practices and policies for salary payments to senior executive officers who continue in employment) for the 1-year period commencing at the time Executive becomes Disabled.
     (f) Death Benefits. If Executive dies before the end of the Term, Cash America will pay Executive’s beneficiary that he designates in a writing delivered to Cash America (or, if no such beneficiary survives him, Executive’s estate) an amount equal to Executive’s Annual Base Salary (at the rate of Executive’s Annual Base Salary in effect at the time of Executive’s death and at the frequency and timing applicable from time to time under Cash America’s standard payroll practices and policies for salary payments to senior executive officers who continue in employment) for the 1-year period commencing on the date of Executive’s death.
     (g) Vacations and Holidays. Executive will be entitled to vacation (a minimum of 4 weeks per year), other paid or unpaid time off, leaves of absence and holidays, as may be provided in accordance with Cash America’s policies for senior executive officers or as Cash America otherwise may approve.
     (h) Business Expenses. Executive will have a right to be promptly reimbursed for Executive’s reasonable and appropriate business expenses which Executive actually incurs in connection with the performance of Executive’s duties and responsibilities under this Agreement in accordance with Cash America’s expense reimbursement policies and procedures applicable to its senior executive officers. In any event, expense reimbursements hereunder will be paid within 30 days after Executive submits evidence of such reimbursable expense(s) to Cash America, and in no event will any such reimbursement be paid later than the last day of the calendar year immediately following the calendar year in which the expense was incurred. The amount of such reimbursements during any calendar year will not affect the reimbursements provided in any other calendar year, and the right to any such amounts shall not be subject to liquidation or exchange for another benefit.
5. Termination. Executive’s employment with Cash America may be terminated as follows:
     (a) Voluntary Termination Without Good Reason. Executive may voluntarily terminate Executive’s employment hereunder without Good Reason (as defined below) at any time during the Term, effective as of the end of the 60-day period beginning on the date Executive provides Cash America with a signed, written notice of Executive’s termination; provided, in its sole discretion (i) Cash America may accept such resignation effective as of an earlier date and pay Executive in lieu of waiting for passage of the 60-day notice period, or (ii) during all or any part of the 60-day notice period, Cash America may retain Executive as an employee of CAM but modify, reduce or eliminate Executive’s duties hereunder. Any such amount that is payable for the period after the date of Executive’s actual termination of employment (his “Actual Termination Date”) will be paid in a timely manner in accordance with Cash America’s normal payroll practices and policies for senior executive officers; provided, to the extent any amount payable for the period after Executive’s Actual Termination Date is not exempt from Code Section 409A (as defined in Section 12(g) below), such amount will be paid on the day following the 6-month anniversary of Executive’s Separation from Service (as defined below). If Executive voluntarily terminates Executive’s employment hereunder without Good Reason, Cash America will pay to Executive only (x) Executive’s Annual Base Salary earned through the date of termination, (y) all bonuses earned and vested under Section 4(b) on or before the date of termination, and (z) to the extent provided under the terms of any benefit plan or this Agreement, the vested portion of any benefit under such plan or this Agreement earned through the date of termination. Executive’s right to exercise stock options and Executive’s rights in other equity arrangements, if any, will remain governed by the terms and conditions of the appropriate equity plan and the underlying award agreements.
     (b) Voluntary Termination With Good Reason.
     (i) Termination. Executive may voluntarily terminate Executive’s employment hereunder with Good Reason (as defined below) at any time during the Term, effective as of the end of the 30-day period beginning on the date Executive provides Cash America with a signed, written notice of Executive’s termination; provided, in its sole discretion (A) Cash America may accept such resignation effective as of an earlier date and pay Executive in lieu of waiting for passage of the 30-day notice period, or (B) during all or any part of the 30-day notice period, Cash America may retain Executive as an employee of CAM but modify, reduce or eliminate Executive’s duties hereunder.
     (ii) “Good Reason”. For purposes of this Agreement, the phrase “Good Reason” means any of the following conditions, which remains uncured after the expiration of 30 days following the delivery of written notice of such condition to Cash America by Executive, with respect to which Executive terminates employment within 24 months after the initial existence of the condition, to the extent there is a material negative change in Executive’s employment relationship with CAM (or any successor affiliated employer) or the terms of Executive’s relationship with CAI (or any successor affiliated company): (A) a material breach of the terms of this Agreement by Cash America; (B) Cash America demoting Executive to a position of lower status than “President and Chief Executive Officer” of CAI; (C) Cash America materially reducing Executive’s rate of Annual Base Salary below the level in effect immediately before such reduction; (D) Cash America materially reducing the level of employee benefits and perquisites below the level provided for by the terms of Sections 4(b) through (h) (including, without limitation, in the case of Sections 4(b) and 4(c) above, reducing the levels of Executive’s incentive compensation opportunities covered by such Sections (4(b) and 4(c) above to incentive compensation levels and opportunities that are materially and adversely below the general incentive compensation levels and opportunities consistently granted by Cash America to its executives over time), other than as a result of an amendment or termination that is applicable to all Cash America senior executive officers; or (E) a relocation of Executive’s principal office from Fort Worth, Texas, without Executive’s consent.
     (iii) Termination Pay and Benefits. If Executive voluntarily terminates Executive’s employment hereunder with Good Reason before the end of the Term, Executive will be entitled to receive the following compensation and benefits:
     (A) An amount equal to the total of (i) the amount of Executive’s Annual Base Salary (at the rate of Annual Base Salary in effect before the event giving rise to Good Reason) for the remainder (if any) of the Contract Year during which Executive’s termination is effective, and (ii) an amount equal to 7/36ths of

Executive’s Continued Compensation (as defined below). Such total amount will be payable to Executive in a lump sum on the first day of the 7th full calendar month immediately following the date of Executive’s Separation from Service;
     (B) An amount equal to 29/36ths of Executive’s Continued Compensation, with such amount to be payable on a prorata basis over a 29 month period beginning on the first day of the 8th full calendar month immediately following the date of Executive’s Separation from Service, with such prorata payments to be made at the frequency and timing applicable from time to time under Cash America’s standard payroll practices and policies for salary payments to active senior executive officers;
     (C) All other amounts and benefits to which Executive may be entitled as of the termination date under Cash America’s employee and/or executive benefit plans and arrangements generally, determined in accordance with the terms and conditions of such plans and arrangements; and
     (D) Executive’s right to exercise stock options and Executive’s rights in other equity arrangements, if any, will remain governed by the terms and conditions of the appropriate equity plan and the underlying award agreements.
For purposes of this Agreement, “Continued Compensation” means the product of three times the sum of (i) the amount of Executive’s Annual Base Salary (at the rate of Annual Base Salary in effect immediately before Executive’s termination of employment or, if earlier, the occurrence of any event that could have been a Good Reason event), plus (ii) the average annual cash bonuses or other cash incentive compensation Cash America paid or made payable to Executive under Section 4(b) for the 3 calendar years immediately preceding the year in which Executive’s employment terminates.
Notwithstanding the foregoing, Cash America’s obligation to pay the amounts described in subsections (A) and (B) hereof is expressly conditioned on both (i) Executive’s compliance, and continuing compliance, with the terms of the restrictive covenants set forth in Sections 7, 8, 9, and 10, and (ii) Executive entering into, and not revoking (and the expiration of any time period during which revocation is permitted), on or before the date on which any such payment is to be made, a release in favor of Cash America and its affiliates, in such form and terms as Cash America may reasonably determine.
     (c) Termination Without Just Cause.
     (i) Termination. Cash America, in its sole discretion, may terminate Executive’s employment hereunder without Just Cause (as defined below), at any time by giving Executive 30 days’ prior written notice of Cash America’s intent to terminate Executive’s employment as of a specified date; provided, during all or any part of the remaining Term, Cash America, in its sole discretion, may modify, reduce or eliminate Executive’s duties hereunder.
     (ii) Termination Pay and Benefits. If Cash America (x) terminates Executive’s employment hereunder without Just Cause before the end of the Term, or

(y) does not extend the Term (whether following the Initial Term or any successive Contract Year that is part of the Term), Executive will be entitled to receive the following compensation and benefits:
     (A) An amount equal to the total of (i) the amount of Executive’s Annual Base Salary (at the rate of Annual Base Salary in effect immediately before Executive’s termination of employment or, if earlier, the occurrence of any event that could have been a Good Reason event) for the remainder (if any) of the Contract Year during which Executive’s termination is effective, and (ii) an amount equal to 7/36ths of Executive’s Continued Compensation. Such total amount will be payable to Executive in a lump sum on the first day of the 7th full calendar month immediately following the date of Executive’s Separation from Service;
     (B) An amount equal to 29/36ths of Executive’s Continued Compensation, with such amount to be payable on a prorata basis over a 29 month period beginning on the first day of the 8th full calendar month immediately following the date of Executive’s Separation from Service, with such prorata payments to be made at the frequency and timing applicable from time to time under Cash America’s standard payroll practices and policies for salary payments to active senior executive officers;
     (C) All other amounts and benefits to which Executive may be entitled as of the termination date under Cash America’s employee and/or executive benefit plans and arrangements generally, determined in accordance with the terms and conditions of such plans and arrangements; and
     (D) Executive’s right to exercise stock options and Executive’s rights in other equity arrangements, if any, will remain governed by the terms and conditions of the appropriate equity plan and the underlying award agreements.
Notwithstanding the foregoing, Cash America’s obligation to pay the amounts described in subsections (A) and (B) hereof is expressly conditioned on both (i) Executive’s compliance and continuing compliance with the terms of the restrictive covenants set forth in Sections 7, 8, 9 and 10, and (ii) Executive entering into, and not revoking (and the expiration of any time period during which revocation is permitted), on or before the date on which any such payment is to be made, a release in favor of Cash America and its affiliates, in such form and terms as Cash America may reasonably determine.
     (d) Termination With Just Cause.
     (i) Termination. Cash America may immediately terminate Executive’s employment hereunder for Just Cause (as defined below) at any time upon delivery of written notice to Executive.
     (ii) “Just Cause”. For purposes of this Agreement, the phrase “Just Cause” means that, in the sole discretion of the Board, any of the following have occurred or exist: (A) Executive’s fraud, gross malfeasance, gross negligence, or willful misconduct, with respect to Cash America’s business affairs; (B) Executive’s refusal or repeated failure to follow Cash America’s established reasonable and lawful policies; (C) Executive’s breach of this Agreement; (D) Executive’s conviction of a felony involving moral turpitude; (E) any intentional misapplication by Executive of Cash America’s funds, or any material act of dishonesty committed by Executive; or (F) Executive’s unlawful use or possession of any controlled substance or Executive’s abuse of alcoholic beverages. A termination of Executive for Just Cause based on clause (A), (B) or (C) of the preceding sentence will take effect 30 days after Executive receives from Cash America written notice of its intent to terminate Executive’s employment and Cash America’s description of the alleged cause, unless Executive, in the opinion of the Board, during such 30-day period, makes significant progress toward remedying (and as soon as practicable thereafter, substantially completes the remedy of) the events or circumstances constituting Just Cause; a termination of Executive for Just Cause based on clause (D), (E) or (F) of the preceding sentence will take effect immediately.
     (iii) Termination Pay and Benefits. If Executive’s employment hereunder is terminated by Cash America for Just Cause, Cash America will be required to pay to Executive only (A) Executive’s Annual Base Salary earned through the date of termination, (B) all bonuses earned and vested under Section 4(b) on or before the date of termination, and (C) to the extent provided under the terms of any benefit plan or this Agreement, the vested portion of any benefit under such plan or this Agreement earned through the date of termination. Executive’s right to exercise stock options and Executive’s rights in other equity arrangements, if any, will remain governed by the terms and conditions of the appropriate equity plan and the underlying award agreements.
     (e) Termination Due to Death or Disability.
     (i) Death. Executive’s employment with Cash America will end upon Executive’s death.
     (ii) Disability. If Executive becomes Disabled, Cash America may terminate Executive’s employment under this Agreement upon giving Executive or Executive’s legal representative written notice at least 30 days before the termination date. Executive agrees that he will submit to examinations by such practicing medical doctors selected by the Board upon receipt of written request from the Board to do so. For purposes of this Agreement, “Disabled” means that Executive has become eligible for disability benefits under any Cash America plan or program providing long-term disability benefits to its executives or employees.
     (iii) Termination Pay and Benefits. If Executive’s employment hereunder is terminated due to Executive’s death or disability (as described in this subsection), Cash America will pay to Executive only (A) Executive’s Annual Base Salary earned through the date of termination, (B) all bonuses earned and vested under Section 4(b) on or before the date of termination, (C) to the extent provided under the terms of any benefit plan or this Agreement, the vested portion of any benefit under such plan or this Agreement earned through the date of termination, and (D) the amounts provided in Section 4(e) or 4(f), as applicable. Executive’s right to exercise stock options and Executive’s rights in other equity arrangements, if any, will remain governed by the terms and conditions of the appropriate equity plan and the underlying award agreements.
     (f) Definition of “Separation from Service”. The term “Separation from Service” when used in this Agreement means that Executive separates from service with Cash America and all affiliates, as defined in Code Section 409A. As a general overview of Code Section 409A’s definition of “separation from service,” an employee separates from service if the employee has a termination of employment (other than for death) with all affiliates, determined in accordance with the following:
     (i) Leaves of Absence. The employment relationship is treated as continuing intact while the employee is on military leave, sick leave, or other bona fide leave of absence if the period of such leave does not exceed 6 months, or, if longer, so long as the employee retains a right to reemployment with an affiliate under an applicable statute or by contract. A leave of absence constitutes a bona fide leave of absence only while there is a reasonable expectation that the employee will return to perform services for an affiliate. If the period of leave exceeds 6 months and the employee does not retain a right to reemployment under an applicable statute or by contract, the employment relationship is deemed to terminate on the first date immediately following such 6-month period. Notwithstanding the foregoing, where a leave of absence is due to any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 6 months, where such impairment causes the employee to be unable to perform the duties of Executive’s normal duties or duties substantially similar to the duties being performed by Executive immediately prior to the occurrence of the event giving rise to the leave of absence, a 29-month period of absence shall be substituted for such 6-month period.
     (ii) Status Change. Generally, if an employee performs services both as an employee and an independent contractor, the employee must separate from service both as an employee and as an independent contractor pursuant to standards set forth in Treasury Regulations to be treated as having a separation from service. However, if an employee provides services to an employer or its affiliates as an employee and as a member of the Board, the services provided as a director are not taken into account in determining whether the employee has a separation from service as an employee for purposes of this Agreement.
     (iii) Termination of Employment. Whether a termination of employment has occurred is determined based on whether the facts and circumstances indicate that the employer and the employee reasonably anticipate that (A) no further services will be performed after a certain date, or (B) the level of bona fide services the employee will perform after such date (whether as an employee or as an independent contractor) will permanently decrease to less than 50 percent of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding 36-month period. Facts and circumstances to be considered in making this determination include, but are not limited to, whether the employee continues to be treated as an employee for other purposes (such as continuation of salary and participation in employee benefit programs), whether similarly-situated employees have been treated consistently, and whether the employee is permitted, and realistically available, to perform services for other employers in the same line of business. For periods during which an employee is on a paid bona fide leave of absence and has not otherwise terminated employment as described in subparagraph (i) above, for purposes of this subparagraph, the employee is treated as providing bona fide services at a level equal to the level of services that the employee would have been required to perform to receive the compensation paid with respect to such leave of absence. Periods during which an employee is on an unpaid bona fide leave of absence and has not otherwise terminated employment are disregarded for purposes of this subsection (including for purposes of determining the applicable 36-month period).
6. Change in Control.
     (a) Payments and Benefits Upon a Termination After a Change in Control. Notwithstanding anything to the contrary otherwise provided in this Agreement, if a Change in Control (as defined below) occurs and within 12 months after the date of such Change in Control, (i) Executive voluntarily terminates Executive’s employment under this Agreement by giving written notice to Cash America pursuant to the terms of Section 5(a) or 5(b), (ii) the Term (whether the Initial Term or any successive Contract Year that is part of the Term) is to expire and Cash America allows it to do so by not extending the Term as permitted in Section 2, or (iii) Cash America terminates Executive’s employment under this Agreement without Just Cause pursuant to the terms of Section 5(c), then, even though Executive is no longer employed by Cash America, Cash America will pay to Executive and provide Executive with the following:
     (i) Current Salary and Other Amounts Due. A lump-sum amount equal to Executive’s unpaid Annual Base Salary, bonuses, unreimbursed business expenses and other items, earned by and owed to Executive through and including the date of termination.
     (ii) Target Bonus for Current Year. A lump-sum amount equal to Executive’s annual target bonus amount(s) established under the annual bonus plan(s) in which Executive is then participating for the bonus plan year in which Executive’s date of termination occurs, multiplied by a fraction, the numerator of which is the number of full completed months in the bonus plan year in which the date of termination occurs from the first day of that year through the date of termination, and the denominator of which is 12. If, however, Executive is entitled to any annual bonus payment(s) under the terms of the annual bonus plan(s) in which Executive is participating for the bonus plan year in which the date of his termination occurs, Executive will be entitled to a payment hereunder only to the extent the amount described in this subsection (ii) exceeds the bonus(es) payable under the terms of such plan(s).
     (iii) Severance Based on Salary. A lump-sum amount equal to 3 multiplied by the higher of: (A) Executive’s rate of Annual Base Salary in effect upon the date of termination, or (B) Executive’s rate of Annual Base Salary in effect on the date of the Change in Control.
     (iv) Severance Based on Bonuses. A lump-sum amount equal to 3 multiplied by the higher of: (A) Executive’s annual target bonus amount(s) established under the annual bonus plan(s) in which Executive is then participating for the bonus plan year in which Executive’s date of termination occurs, or (B) the actual annual bonus payment amount(s) made to Executive under the annual bonus plan(s) in which Executive participated in the bonus plan year immediately preceding the bonus plan year in which the date of termination occurs.
     (v) Incentive Awards. An immediate vesting and cash-out of any and all outstanding cash-based long-term incentive awards held by Executive, as granted to Executive by Cash America as a component of Executive’s compensation under this Agreement. For performance-based long-term cash incentive awards, the cash-out will be paid in a lump-sum amount equal to the higher of actual performance goal achievement or target award level established for each award, multiplied by a fraction, the numerator of which is the full number of completed calendar months in the pre-established performance period as of the date of termination, and the denominator of which is the full number of months in the entire performance period. This payment will be in lieu of any other payment to be made to Executive under these long-term performance-based award plans.
     (vi) Equity Awards. An immediate vesting and the lapse of all restrictions on any and all outstanding stock option, restricted stock and restricted stock unit awards held by Executive, which will otherwise be governed by the relevant plan document or award agreement. For performance-based long-term equity incentive awards, the maximum amount available under such awards shall vest.
     (vii) Continued Medical Coverage. Under the Consolidated Omnibus Reconciliation Act of 1985, as amended (“COBRA”), Executive will have the opportunity to elect continuation coverage of (A) medical, vision and dental benefits for himself, Executive’s spouse and/or eligible dependents to the extent they are participating in Cash America’s plans for those benefits as of the date of termination, and (B) the benefits under the executive top-up medical plan (if any) provided at the date of the Change in Control. If elected in a timely manner, COBRA coverage generally will end on the last day of the 18th month following the date of termination (unless an earlier end date or an extension is required under COBRA). However, unless Executive elects to end continuation coverage sooner or the COBRA continuation coverage would end sooner under the COBRA rules for any reason other than the lapse of the 18-month (or longer) COBRA period, Executive, Executive’s spouse and/or eligible dependents will continue, for an aggregate period of 36 months from the date of termination, to receive the same group health plan coverage for himself, Executive’s spouse and/or Executive’s eligible dependents that would be available to him and them if they had been eligible for COBRA continuation coverage for the entire 36-month period. The COBRA and extended coverage provided under this subsection includes those benefits provided generally to all covered executive level employees. The post-employment coverage described in this subsection will end due to any reason COBRA continuation coverage ends or would have ended, other than the lapse of the 18-month (or longer) COBRA coverage period (such as, for example, Executive becoming covered under the group health plan of another employer or Executive’s dependents losing their dependent status). The Executive’s cost for the post-employment coverage described in this subsection will be subsidized as provided in subsection (b)(iii) hereof.

     (viii) Outplacement Services. For a period of up to 24 months following the termination date, Executive will be entitled, at Cash America’s expense, to receive standard executive placement services from a reputable executive search/placement firm of Executive’s selection; provided, Cash America’s total obligation for such services will not exceed $50,000.
     (b) Timing of Payments and Benefits. The amounts payable pursuant to the terms of subsection (a) hereof will be paid at the following times:
     (i) Current Salary and Other Amounts Due. The lump-sum amounts payable pursuant to the terms of subsections (a)(i) and (a)(ii) will be paid no later than 30 days after Executive’s termination of employment.
     (ii) Other Lump-Sum Amounts. The other lump-sum amounts payable pursuant to the terms of subsections (a)(iii) through (a)(v) will be paid on the day following the 6-month anniversary of Executive’s Separation from Service.
     (iii) Group Health Plan Subsidy. If and to the extent Executive, Executive’s spouse and/or dependents timely elect COBRA continuation coverage and coverage for the 36-month period described in subsection (a)(vii) hereof, then while that coverage is in effect, Executive will only pay that portion of the costs of such continuation coverage that active executive employees would pay for similar coverage under Cash America’s plans during that period. Correspondingly, Cash America will pay the difference between (A) the full costs for continuing participation in such benefits under COBRA, and (B) the costs that similarly-situated active employees would pay for similar coverage under Cash America’s plans.
     (c) Definition of “Change in Control”. For purposes of this Agreement, “Change in Control” means a change in ownership or effective control of CAI or a change in the ownership of a substantial portion of the assets of CAI, all within the meaning of Code Section 409A, except that 35% shall be substituted for 30% in applying Treasury Regulations Section 1.409A-3(i)(5)(vi) and 50% shall be substituted for 40% in applying Treasury Regulations Section 1.409A-3(i)(5)(vii). As a general overview, a Change in Control shall occur on the date that any of the following events occurs:
     (i) Any one person, or more than one person acting as a group (as defined in Code Section 409A), acquires ownership of stock of CAI that, together with all other CAI stock held by such person or group constitutes more than 50 percent of the total voting power of the stock of CAI. However, if any one person, or more than one person acting as a group, is considered to own more than 50 percent of the total fair market value or total voting power of the stock of CAI, the acquisition of additional stock by the same person or persons is not considered to cause a change in the ownership of CAI or to cause a change in the effective control of CAI.
     (ii) The date any one person, or more than one person acting as a group, acquires (or has acquired, during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of CAI possessing 35 percent or more of the total voting power of the stock of CAI.

     (iii) The date that any one person, or more than one person acting as a group acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from CAI that have a total gross fair market value equal to or more than 50 percent of the total gross fair market value of all of the assets of CAI immediately before such acquisition or acquisitions.
     (iv) The date a majority CAI’s board of directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of CAI board of directors before the date of the appointment or election.
     (d) Excess Parachute Payment Tax Gross Up. Notwithstanding any other provision of this Agreement, if (i) there is a change in the ownership or effective control of Cash America or in the ownership of a substantial portion of the assets of Cash America (within the meaning of Code Section 280G(b)(2)(A)), and (ii) the payments and benefits otherwise to be made or provided pursuant to Sections 6(a) and (b) and any other payments or benefits otherwise to be paid or provided to Executive in the nature of compensation to be received by or for the benefit of Executive and contingent upon such event (the “Termination Payments”) create an excess parachute payment (within the meaning of Code Section 280G) that results in an excise tax payable by Executive pursuant to the terms of Code Sections 280G and 4999 (the “Excise Tax”), then Cash America will reimburse Executive, in cash, the full amount of the Excise Tax and all of the Executive’s additional state and federal income, excise and employment taxes that arise on, and are payable in respect of, this additional payment (cumulatively, the “Full Gross-Up Payment”), such that Executive is in the same after-tax position as if he had not been subject to the Excise Tax. The Full Gross-Up Payment will be made as soon as practicable after Executive pays the Excise Tax, but in no event later than the last day of Executive’s taxable year that immediately follows Executive’s taxable year in which he pays the Excise Tax. In the event the Internal Revenue Service subsequently adjusts the Excise Tax computation herein described, Cash America will reimburse Executive for the full amount necessary to make Executive whole on an after-tax basis (less any amounts received by Executive that Executive would not have received had the computations initially been computed as subsequently adjusted), including the value of any underpaid Excise Tax, and any related interest and/or penalties due to the Internal Revenue Service; provided, in no event shall such reimbursement(s) be paid to Executive later than the last day of Executive’s taxable year that immediately follows Executive’s taxable year in which he pays the Excise Tax; and, provided further, in the event of any notice of such proposed adjustment from the Internal Revenue Service, Executive must give Cash America notice thereof within 10 days of receiving such notice and, at Cash America’s expense, the opportunity to object to and challenge such adjustment. Notwithstanding the foregoing, to the extent that any reimbursement made pursuant to this subsection (d) relates to a Termination Payment that is paid upon Executive’s Separation from Service, such reimbursement will be paid no earlier than the day following the 6-month anniversary of Executive’s Separation from Service.

7. Confidential and Proprietary Information.
     (a) Access. Executive acknowledges that, prior to, and during the term of Executive’s employment hereunder, he has been, and will be, privy to confidential and proprietary information of Cash America.
     (b) Nondisclosure. Executive agrees to not disclose to any third party, without the prior written consent of the Board or unless necessary to perform Executive’s duties and responsibilities hereunder, the trade secrets, proprietary information, marketing strategies, business strategies, business plans, pricing data, legal analyses, financial information, insurance information, customer lists, customer information, creditor files, processes, policies, procedures, research, lists, methodologies, specifications, software, software code, computer systems, software and hardware architecture and specifications, customer information systems, point of sale systems, management information systems, software design and development plans and materials, computer information control and security plans and systems, intellectual property, contracts, business records, technical expertise and know-how, and other confidential and proprietary information and trade secrets of Cash America (collectively, the “Property”), which have been or will be provided to Executive by Cash America and are confidential and proprietary property of Cash America. Executive further agrees not to use any Property to Executive’s personal benefit or the benefit of any third party. Executive also agrees to return to Cash America all such Property which is tangible upon the termination of Executive’s employment hereunder. Notwithstanding the foregoing, the Property protected hereunder will not include any data or information that has been disclosed to the public (except where such public disclosure has been made by Executive without authorization), that has been independently developed and disclosed by others, or that otherwise enters the public domain through lawful means. The restrictions in this Section are in addition to, and not in lieu of, any rights or remedies Cash America may have available pursuant to the laws of the State of Texas to prevent the disclosure of trade secrets and proprietary information.
     (c) Nondisclosure Period. Executive’s obligations under the nondisclosure provisions in this Section 7 (i) will apply to confidential information that does not constitute trade secrets during the term of Executive’s employment hereunder and for a period of 36 months after the date such employment terminates, and (ii) will apply to trade secrets until such Property no longer constitutes trade secrets.
8. Non-Solicitation of Executives and Agents. Executive agrees that, for the 36 month period following the date Executive’s employment terminates, Executive will not, directly or indirectly, solicit, recruit or induce any employee, officer, agent or independent contractor of Cash America to terminate such party’s engagement with Cash America so as to work for any person or business which competes with Cash America for talent; provided, the restrictions set forth in this Section will only apply to employees, officers, agents or independent contractors with whom Executive has business contact during the 36 month period ending on the date Executive’s employment terminates.
9. Covenant Against Competition. Executive will not at any time during the Term, other than in performance of Executive’s duties for Cash America, and for the 36 month period following the date Executive’s employment terminates, on Executive’s own behalf, or on behalf of any other person or entity, compete with Cash America by providing management or consulting services, similar to those Executive provided to Cash America with respect to any products or services similar to those offered or under development by Cash America (“Cash America Products and Services”) anywhere within the Territory at any time during the 12 month period ending on the day Executive’s employment terminates. For purposes of this Agreement, the term “Territory” will mean any territory in which Cash America offers its services or products at any time during the 12 month period ending on the day Executive’s employment terminates.
10. Nonsolicitation of Customers and Clients. Executive will not at any time during Executive’s employment with Cash America, other than in performance of Executive’s duties for Cash America, and for a period of 36 months after the day Executive’s employment terminates, on Executive’s own behalf or on behalf of any other person or entity, solicit, initiate contact, call upon, initiate communication with or attempt to initiate communication with any customer or client of Cash America or any representative of any customer or client of Cash America, with a view to providing Products and Services to such clients or customers; provided, the restrictions set forth in this Section that are applicable after the end of the Term will apply only to customers or clients of Cash America with whom Executive had contact within the 36 month period ending on the day Executive’s employment terminates.
11. Enforcement of Restrictive Covenants.
     (a) Severability. Executive acknowledges and agrees that the non-competition and other restrictive covenants contained herein (collectively, the “Covenants”) are reasonable and valid and do not impose limitations greater than those that are necessary to protect the business interests and confidential information of Cash America. Executive expressly agrees and consents that, and represents and warrants to Cash America that, the Covenants will not prevent or unreasonably restrict or interfere with Executive’s ability to make a fair living after the end of the Term. The parties agree that the invalidity or unenforceability of any one or more of the Covenants, or any part thereof, will not affect the validity or enforceability of the other Covenants, all of which are inserted conditionally on their being valid in law. In case any one or more of the Covenants contained in this Agreement shall be held to be invalid, illegal or unenforceable in any respect for any reason, such invalidity, illegality or unenforceability shall not affect any other provision hereof, and this Agreement shall be construed as if such invalid, illegal or unenforceable Covenant had never been contained herein, and specifically, the parties hereto agree that in the event any court of appropriate jurisdiction should determine that any portion or provision of any Covenant is invalid, unenforceable or excessively restrictive, the parties agree to request such court to rewrite such Covenant in order to make such Covenant legal, enforceable and acceptable to such court to the maximum extent permissible under the law actually applied to determine the validity, legality, enforceability or reasonableness of any such Covenant. The parties agree that the Covenants contained in this Agreement are severable and divisible; that none of such Covenants depends on any other Covenant for its enforceability; that such Covenants constitute enforceable obligations between the parties; that each such Covenant will be construed as an agreement independent of any other Covenant of this Agreement; and that the existence of any claim or cause of action by one party to this Agreement against the other party to this Agreement, whether predicated on this Agreement or otherwise, will not constitute a defense to the enforcement by any party to this Agreement of any such Covenant.

     (b) Injunctive Relief. Executive hereby agrees that any remedy at law for any breach of the provisions contained in Sections 7, 8, 9 or 10 will be inadequate and that Cash America will be entitled to apply for injunctive relief in addition to any other remedy Cash America might have under this Agreement.
     (c) Claim for Damages. Executive acknowledges that, in addition to seeking injunctive relief, Cash America may bring a cause of action against Executive for any and all losses, liabilities, damages, deficiencies, costs (including, without limitation, court costs), and expenses (including, without limitation, reasonable attorneys’ fees), incurred by Cash America and arising out of or due to any breach of any covenant or agreement of Executive contained in Sections 7, 8, 9, or 10. In addition, either party may bring an action against the other for breach of any other provision of this Agreement.
     (d) Survival. Sections 7, 8, 9, 10 and this Section 11, to the extent applicable, will survive the termination of the Term. In addition, the termination of this Agreement or the Term will not terminate any other obligations or rights that, by the specific terms of this Agreement, extend beyond such termination.
12. Miscellaneous.
     (a) Assignment. This Agreement is for the personal services of Executive, and the rights and obligations of Executive under this Agreement are not assignable or delegable in whole or in part by Executive or Cash America without the prior written consent of the other party.
     (b) Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.
     (c) Headings; References. The headings and captions used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections will, unless otherwise provided, refer to sections hereof.
     (d) Amendments and Waivers. Except as otherwise specified herein, this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of Cash America and Executive.
     (e) Policies, Procedures and Statements. Executive acknowledges that, from time to time, Cash America may establish, maintain and distribute employee manuals or handbooks or personnel policy manuals, and officers or other representatives of Cash America may make written or oral statements relating to personnel policies and procedures. Such manuals, handbooks and statements are intended only for general guidance. No policies, procedures or statements of any nature by or on behalf of Cash America (whether written or oral, and whether or not contained in any employee manual or handbook or personnel policy manual), and no acts or practices of any nature will be construed to modify this Agreement or to create express or implied obligations of any nature on Executive.

     (f) Governing Law. The laws of the State of Texas will govern the interpretation, validity and effect of this Agreement without regard to the place of execution or the place for performance thereof, and, subject to the terms of Section 12(n) below, Cash America and Executive agree that the state and federal courts situated in Tarrant County, Texas will have personal jurisdiction over Cash America and Executive to hear all disputes arising under this Agreement. This Agreement is to be at least partially performed in Tarrant County, Texas, and, as such, Cash America and Executive agree that venue will be proper with the state or federal courts in Tarrant County, Texas to hear such disputes. In the event either Cash America or Executive is not able to effect service of process upon the other with respect to such disputes, Cash America and Executive expressly agree that the Secretary of State for the State of Texas will be an agent of Cash America and/or the Executive to receive service of process on behalf of Cash America and/or the Executive with respect to such disputes.
     (g) Code Section 409A. This Agreement is intended to comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, and applicable regulations and guidance issued thereunder (“Code Section 409A”). Each payment under this Agreement shall be treated as a separate payment for purposes of Code Section 409A. Any payments or distributions to be made to Executive under this Agreement upon a separation from service of amounts classified as “nonqualified deferred compensation” for purposes of Code Section 409A, and not exempt from Code Section 409A, shall in no event be made or commence until six (6) months after Executive’s Separation from Service. Where this Agreement provides for a payment of nonqualified deferred compensation subject to Code Section 409A, the date or event upon which such payment is to be made hereunder will be the Code Section 409A “payment date,” but actual payment will be made no later than the latest date permitted under Code Section 409A (generally, by the later of the end of the calendar year in which the payment date occurs, or the 15th day of the third calendar month after the payment date occurs). To the extent that any payments made or benefits provided pursuant to this Agreement are reimbursements or in-kind payments, to the extent necessary to comply with Code Section 409A, the amount of such payments or benefits during any calendar year shall not affect the amounts or benefits provided in any other calendar year, the payment date shall in no event be later than the last day of the calendar year immediately following the calendar year in which an expense was incurred and the right to any such payments or benefits shall not be subject to liquidation or exchange for another payment or benefit. To the extent that any amount payable to Executive by Cash America or any Cash America plan would be subject to the additional 20% tax imposed under Code Section 409A, the parties will negotiate in good faith an alternative arrangement that will comply with the requirements of that section.
     (h) No Third-Party Beneficiaries. Nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any person, firm, corporation or legal entity, other than the parties hereto, any rights, remedies or other benefits under, or by reason of, this Agreement.

     (i) Notices. All notices, communications and deliveries hereunder must be made in writing signed by or on behalf of the party making the same and must be delivered personally or sent by certified mail (return receipt requested) or by any national overnight courier service (with postage and other fees prepaid) as follows:

(i)	To Executive:

Daniel R. Feehan
1707 Catalina Court
Fort Worth, Texas 76107

(ii)	To Cash America:

Cash America International, Inc.
1600 West 7th Street
Fort Worth, Texas 76102
Attention: General Counsel
or to such other representative or at such other address of a party as such party hereto may furnish to the other parties in writing. Any such notice, communication or delivery will be deemed given or made (i) on the date of delivery if delivered in person (by courier service or otherwise), or (ii) on the third business day after it is mailed by certified mail.
     (j) Binding Effect. This Agreement will be for the benefit of, and will be binding upon, Cash America and Executive and their respective heirs, personal representatives, legal representatives, successors and assigns.
     (k) Prior Agreements. This Agreement supersedes the 2004 Agreement and all prior agreements among the parties with respect to the employment, compensation and benefits of Executive and no party hereto shall have any further rights or obligations under the 2004 Agreement.
     (l) Severability. Without limiting the provisions of Section 11(a) above, if any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision is not a part hereof, and the remaining provisions hereof shall remain in full force and effect; and in lieu of any illegal, invalid or unenforceable provision herein, there shall be added automatically as a part of this Agreement, a provision as similar in its terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.
     (m) Costs of Enforcement. If any party hereto brings an action to enforce the provisions of this Agreement, the prevailing party in such action may recover its reasonable attorneys’ fees and costs, through and including any and all appeals, from the other party. Any such reimbursement payment must be made as soon as possible but in any event by the end of the calendar year following the calendar year in which such fees and costs were incurred. The amount of such reimbursements during any calendar year will not affect the reimbursements provided in any other calendar year, and the right to any such amounts shall not be subject to liquidation or exchange for another benefit.
     (n) Arbitration. The parties hereto agree that any and all disputes between them, and any claim or controversy arising out of, or related to this Agreement, the breach hereof or the making, performance, or interpretation thereof, shall be finally settled solely and exclusively by arbitration in accordance with the National Rules for the Resolution of Employment Disputes of the American Arbitration Association (“AAA”) or any successor organization arbitration procedures then in effect. The place of arbitration shall be Fort Worth, Texas, and the laws applicable to the arbitration procedure shall be the laws of the State of Texas. The procedure for selecting the arbitrator(s) will be as prescribed by the AAA or its successor; provided, however, that if the AAA or a successor is not in existence or does not provide such a procedure, then Cash America and Executive will each select one arbitrator and said arbitrators will select a third. The cost of arbitration shall be taxed and borne as provided by the AAA. The award of the arbitrator(s) shall be the sole and exclusive remedy between the parties regarding any claims, counterclaims, issues, or accountings presented or pled to the arbitrator(s); shall be made and shall promptly be payable free of any tax, deduction, or offset; and any costs, fees, or taxes incident to enforcing the award shall, to the maximum extent permitted by law, be charged against the party resisting such enforcement. Judgment upon the award of the arbitrator(s) may be entered in the court having jurisdiction thereof, or application may be made to such court for a judicial acceptance of the award or for an order of enforcement. Nothing herein contained shall bar the right of either party to obtain injunctive relief against threatened conduct that will cause loss or damages under the usual equity rules, including the applicable rules for obtaining preliminary injunctions; provided, however, that such relief must be sought only from a court of competent jurisdiction that is located within Tarrant County, Texas.
            DRF       /           JHG       . By placing their respective initials here, Executive and Cash America’s duly authorized representative expressly acknowledge that each party fully understands and accept the foregoing commitment to arbitrate disputes.
THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK.

     IN WITNESS WHEREOF, the parties have executed this Agreement on this the 1st day of May, 2008.

EXECUTIVE	CASH AMERICA INTERNATIONAL, INC.

/s/ Daniel R. Feehan	By:	/s/ James H. Graves

Daniel R. Feehan		James H. Graves,
Chairman of the Management Development & Compensation Committee of the Board of Directors

CASH AMERICA MANAGEMENT L.P.
By:	Cash America Holding, Inc.,
its general partner

By:	Cash America International, Inc.,
its sole shareholder

By:	/s/ James H. Graves
James H. Graves, Chairman of the
Management Development & Compensation Committee of the Board of Directors

20